UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                             Barneys New York, Inc.
             -------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                   06808T 107
             -------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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|CUSIP NO. 06808T 107|                  13G                  |PAGE 2 of 4 PAGES|
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---------- ---------------------------------------------------------------------
      1    NAMES OF REPORTING PERSONS.

                   Isetan Company Limited

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---------- ---------------------------------------------------------------------
      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a)  |_|
                                                                        (b)  |_|
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---------- ---------------------------------------------------------------------
      3    SEC USE ONLY

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---------- ---------------------------------------------------------------------
      4    CITIZENSHIP OR PLACE OF ORGANIZATION

                   Japan
--------------------------------------------------------------------------------
----------------------- -------- -----------------------------------------------
                           5     SOLE VOTING POWER

                                      913,061 shares
      NUMBER OF
                        -------- -----------------------------------------------
                        -------- -----------------------------------------------
        SHARES             6     SHARED VOTING POWER

     BENEFICIALLY                     0

       OWNED BY
                        -------- -----------------------------------------------
                        -------- -----------------------------------------------
         EACH              7     SOLE DISPOSITIVE POWER

      REPORTING                       913,061 shares

        PERSON
                        -------- -----------------------------------------------
                        -------- -----------------------------------------------
         WITH              8     SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
---------- ---------------------------------------------------------------------
      9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    913,061 shares
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---------- ---------------------------------------------------------------------
     10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)


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---------- ---------------------------------------------------------------------
     11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    6.6%
--------------------------------------------------------------------------------
---------- ---------------------------------------------------------------------
     12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                    CO
--------------------------------------------------------------------------------

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|CUSIP NO. 06808T 107|                  13G                  |PAGE 3 of 4 PAGES|
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ITEM 1.

         The name of the issuer is Barneys New York, Inc. (the "Company"). The Company's principal executive offices are located at 575 Fifth Avenue, New York, New York 10017.

ITEM 2.

         This first amendment to Schedule 13G is being filed by Isetan Company Limited ("Isetan"), a corporation organized under the laws of Japan. Isetan's principal address is 14-1, Shinjuku 3-chome, Shinjuku-ku, Tokyo, Japan 160-0022. The title of the class of securities of the Company owned by Isetan is common stock, par value $0.01 per share (the "Common Stock") and the CUSIP number is 06808T 107.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         Not applicable.

ITEM 4.  OWNERSHIP

         On January 28, 1999, in connection with the reorganization of the Company, Isetan acquired from the Company 913,061 shares of Common Stock (the "Shares"), and an affiliate of Isetan acquired a warrant to purchase 287,724 shares of Common Stock (the "Warrant"). This affiliate subsequently merged with and into Isetan. The Warrant expired on January 28, 2002. The Shares represent approximately 6.6% of the outstanding shares of Common Stock. Isetan holds the sole power to vote or to direct the vote, and to dispose or direct the disposition, of all the Shares.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         Not applicable.

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|CUSIP NO. 06808T 107|                  13G                  |PAGE 4 of 4 PAGES|
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            FEBRUARY 7, 2003
                                            ------------------------------------
                                                             Date


                                            ISETAN COMPANY LIMITED


                                            By:    /S/ MIKIO HASHIMOTO
                                               ---------------------------------
                                               Name:   Mikio Hashimoto
                                               Title:  Executive Vice President